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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  Netzee, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   64122W 30 6
             -----------------------------------------------------
                                 (CUSIP Number)


                                Jeffrey M. Taylor
                         Sutherland Asbill & Brennan LLP
                           999 Peachtree Street, N.E.
                             Atlanta, Georgia 30309
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  June 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located following page 6.

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------------
-------------------------                                                                                  -----------------
 CUSIP No. 64122W 30 6                                                                                     Page 2 of 6 Pages
-------------------------                                                                                  -----------------

----------------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           DONNY R. JACKSON
----------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                                                  (A)      [ ]
                                                                                                                (B)      [ ]

----------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           PF
----------------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

----------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
----------------------------------------------------------------------------------------------------------------------------

         NUMBER OF               7    SOLE VOTING POWER
          SHARES                      154,102
       BENEFICIALLY          -----------------------------------------------------------------------------------------------
         OWNED BY                8    SHARED VOTING POWER
           EACH                       14,867
         REPORTING           -----------------------------------------------------------------------------------------------
          PERSON                 9    SOLE DISPOSITIVE POWER
           WITH                       154,102
                             -----------------------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      14,867
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           168,969
----------------------------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)                                      [ ]
----------------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.0%
----------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON(*)
           IN
----------------------------------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This statement is being filed by Donny R. Jackson (the "Reporting Person") and relates to shares of the common stock, no par value per share (the "Common Stock") of Netzee, Inc. (the "Issuer").

         The Issuer's principal executive offices are located at 6190 Powers Ferry Road, Suite 400, Atlanta, Georgia 30339.

ITEM 2. IDENTITY AND BACKGROUND.

         The business address of the Reporting Person is 6190 Powers Ferry Road, Suite 400, Atlanta, Georgia 30339. The Reporting Person's principal occupation is serving as the President, Chief Executive Officer and a director of the Issuer.

         During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding, or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 20, 2002, the Reporting Person entered into a Securities Purchase Agreement (the "Agreement") with Independent Bankers Financial Corporation ("IBFC"). Pursuant to the terms of the Agreement, IBFC sold to the Reporting Person 121,224 shares of Common Stock (the "Shares") for total consideration of $50,000, paid in cash from the Reporting Person's personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Shares for investment. The Reporting Person does not presently have any plans or proposals that relate to or would otherwise result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except for securities that may be awarded to the Reporting Person by the Issuer in consideration for the services of the Reporting Person as an executive officer or director of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)      See Boxes 11 and 13 of cover page 2 and see Item 4.

         (b)      See Boxes 7, 8, 9 and 10 of page 2.

         Mr. Jackson owns 14,867 shares of Common Stock through FDS, LLC ("FDS"), an entity of which Mr. Jackson and Michael D. Sulpy each owns 20% of the membership interests, and John W. Collins owns 60% of the membership interests. FDS was organized to hold certain investments for the benefit of its members. The principal address and office of FDS is 3150 Holcomb Bridge Road, Suite 200, Norcross, Georgia 30071. FDS is a Georgia limited liability company.

         The business address of Michael D. Sulpy is 3150 Holcomb Bridge Road, Suite 200, Norcross, Georgia 30071. The principal occupation of Mr. Sulpy is Executive Vice President of InterCept, Inc. ("InterCept"), a provider of technologies, products and services to community financial institutions in the United States. The principal address of InterCept is 3150 Holcomb Bridge Road, Suite 200, Norcross, Georgia 30071.

         The business address of Mr. Collins is 3150 Holcomb Bridge Road, Suite 200, Norcross,

Georgia 30071. Mr. Collins is the Chairman of the Board and the Chief Executive Officer of InterCept. Mr. Collins is also the Chairman of the Board of the Issuer.

         To the knowledge of the Reporting Person, during the last five years, neither FDS (including its managers, members and executive officers), Mr. Sulpy, nor Mr. Collins has been (1) convicted in a criminal proceeding, or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Sulpy and Mr. Collins are citizens of the United States.

         (c)      Not applicable.

         (d)      See response to Item 5(b).

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See responses to Items 3, 4 and 5(b).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A         Securities Purchase Agreement, dated June 20, 2002, by and between the Reporting Person and IBFC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      July 1, 2002
                                          -------------------------------------
                                          (Date)


                                          /s/ Donny R. Jackson
                                          -------------------------------------
                                          Donny R. Jackson

                                  EXHIBIT INDEX


Exhibit A         Securities Purchase Agreement, dated June 20, 2002, by and between the Reporting Person and IBFC.

                                                                       EXHIBIT A

                          SECURITIES PURCHASE AGREEMENT


         THIS IS A SECURITIES PURCHASE AGREEMENT (this "Agreement") by and between Donny R. Jackson ("Purchaser"), and Independent Bankers Financial Corporation, a Texas corporation ("Seller"), is dated as of June 20, 2002, and by which Purchaser and Seller, in consideration of the agreements set forth below (the mutuality, adequacy and sufficiency of which are hereby acknowledged), hereby agree as follows:

         1. Agreement to Purchase and Sell. Upon the terms set forth in this Agreement, Purchaser hereby purchases from Seller and Seller hereby sells to Purchaser 121,224 shares of the common stock, no par value, of Netzee, Inc., a Georgia corporation ("Netzee"), owned by Seller (the "Shares"). The aggregate purchase price for the Shares shall be $50,000.

         2. Closing Deliveries. Simultaneously with the execution of this Agreement, (a) Seller shall deliver to Purchaser a certificate or certificates representing the Shares, duly endorsed for transfer or accompanied by a fully executed stock transfer power; and (b) Purchaser shall deliver to Seller by check or wire transfer the aggregate purchase price of the Shares.

         3.       Representations and Warranties.

                           (a) By Seller. Seller hereby represents and warrants to Purchaser that:

                                    (i)      Seller is a duly incorporated and
organized Texas corporation validly existing and in good standing under Texas law;

                                    (ii)     Seller owns of record and
beneficially all of the Shares. Seller owns all right, title and interest in and to the Shares, free and clear of any and all liens, charges, security interests or other encumbrances (collectively, "Liens") other than restrictions on transfers arising out of applicable federal and state securities laws. Purchaser will acquire all right, title and interest in and to the Shares, free and clear of any and all Liens, other than restrictions on transfers arising out of applicable federal and state securities laws. There are no shareholder or other similar agreements in effect with respect to the Shares.

                                    (iii)    Seller has all necessary power and
authority, and has taken all corporate and other action required, to execute, deliver and perform its obligations under this Agreement and sell and deliver the Shares. This Agreement and all other documents and instruments executed and delivered by Seller pursuant hereto have been duly authorized and are valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency and other laws and equitable principles affecting creditors' rights generally and the discretion of the courts in granting equitable remedies. The sale of the Shares by Seller in accordance herewith does not give rise to any rights or obligations to third parties arising pursuant to any agreement or instrument to which Seller is a party or which are otherwise binding on Seller.

                                    (iv)     No authorization, consent,
approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or any third party, is necessary for, or in connection with, the offer, sale or delivery by Seller of the Shares or for the performance by Seller of its obligations under this Agreement. There is no action, suit, proceeding or investigation pending or, to Seller's knowledge, threatened against Seller that might call into question the validity of, or hinder the enforceability or performance of, this Agreement or the sale to Purchaser of the Shares or any action taken or to be taken pursuant hereto. Seller is not in default with respect to any order, writ, injunction, decree, ruling or decision or any court, commission, board or other government agency by which Seller is bound that might affect the Shares or the sale to Purchaser thereof.

                                    (v)      Neither the execution, delivery or
performance by Seller of its obligations under this Agreement and any documents or instruments delivered or executed in connection herewith nor the consummation of the transactions contemplated hereby (including the sale and delivery of the Shares): (x) will violate or conflict with (a) any provision of applicable law,
(b) any provision of Seller's governing instruments (including without limitation its Articles of Incorporation and Bylaws or any other similar instruments), (c) any order or decree of any court or government agency applicable to Seller, or (d) any indenture, agreement or other instrument to which Seller is bound, or (y) result in the creation or imposition of any Lien upon any of the Shares.

                                    (vi)     No person has or will have, as a
result of the transactions contemplated by this Agreement, any right, interest or valid claim against or upon Seller for any commission, fee or other compensation as a finder or broker because of any act or omission by Seller or any agent of Seller.

                                    (vii)    Seller is aware that over the last
year, Netzee has been considering various corporate transactions, including selling Netzee to a third party, has negotiated with third parties to sell Netzee, and may consummate such a transaction in the future.

                           (b)      By Purchaser. Purchaser hereby represents
and warrants to Seller:

                                    (i)      Purchaser has all necessary power
and authority to purchase the Shares. This Agreement has been duly executed and delivered by Purchaser, and constitutes the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency and other laws and equitable principles affecting creditors' rights generally and the discretion of the courts in granting equitable remedies;

                                    (ii)     Except for the filing by Purchaser
of an SEC Form 4, no authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or any third party, is necessary for, or in connection with, the offer, or purchase by Purchaser of the Shares or for the performance by Purchaser of its obligations under this

Agreement. There is no action, suit, proceeding or investigation pending or, to Purchaser's knowledge, threatened against Purchaser that might call into question the validity of, or hinder the enforceability or performance of, this Agreement or the Purchaser's purchase of the Shares or any action taken or to be taken pursuant hereto. Purchaser is not in default with respect to any order, writ, injunction, decree, ruling or decision or any court, commission, board or other government agency by which Purchaser is bound that might affect the Shares or the sale to Purchaser thereof.

                                    (iii)    Neither the execution, delivery or
performance by Purchaser of its obligations under this Agreement and any documents or instruments delivered or executed in connection herewith nor the consummation of the transactions contemplated hereby (including the purchase of the Shares): will violate or conflict with (a) any provision of applicable law,
(b) any order or decree of any court or government agency applicable to Purchaser, (c) any indenture, agreement or other instrument to which Purchaser is bound, or (d) any policy of Netzee which has not been waived.

                                    (iv)     No person has or will have, as a
result of the transactions contemplated by this Agreement, any right, interest or valid claim against or upon Seller for any commission, fee or other compensation as a finder or broker because of any act or omission by Purchaser or any agent of Purchaser.

                                    (v)      Purchaser will acquire the Shares
for his own account, to hold for investment, and with no present intention of dividing his participation with others or reselling or otherwise participating, directly or indirectly, in a distribution of the Shares, and he will not make any sale, transfer, or other disposition of the Shares in violation of the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities laws (the "State Acts"). A legend to such effect will be placed on the certificate or certificates for the Shares.

                                    (vi)     Purchaser understands and
acknowledges that an investment in the Shares involves a high degree of risk. Purchaser represents that Purchaser is able to bear the economic risk of an investment in the Shares, including a possible total loss of his investment. In making this statement, Purchaser hereby represents and warrants to Seller that Purchaser has adequate means of providing for Purchaser's current needs and contingencies, that Purchaser is able to afford to hold the Shares for an indefinite period and that Purchaser has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of the investment in the Shares. Further, Purchaser represents that Purchaser has no present need for liquidity in the Shares and Purchaser is willing to accept such investment risks.

                                    (vii)    This Agreement is made by Seller
with Purchaser in reliance upon Purchaser's representations and covenants made in this Section 3(b), which reliance by its execution of this Agreement Purchaser hereby confirms.

                           (viii)   Purchaser understands that the Shares have
not been registered under the Securities Act or any State Acts and are being offered and sold pursuant to exemptions therefrom based in part upon the representations of Purchaser contained herein.

                           (ix)     Purchaser knows of no public solicitation or
advertisement of an offer in connection with the offer and sale of the Shares.

                           (x)      Purchaser, who is the President and Chief
Executive Officer of Netzee, does not know of any material non-public information concerning Netzee that has not been disclosed to Seller prior to its entering into this Agreement. To Purchaser's knowledge, Netzee's latest annual and quarterly reports filed with the Securities and Exchange Commission (the "SEC") on Forms 10-K and 10-Q, respectively, did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except for statements that have subsequently been corrected by a subsequent amendment or filing with the SEC.

         4. Survival; Indemnification. The representations, warranties and agreements made in this Agreement shall survive the execution of this Agreement. Each party, acknowledging that the other is entitled to rely on its representations, warranties and agreements in this Agreement in order to preserve the benefit of the bargain otherwise represented by this Agreement, agrees that neither the survival of such representations, warranties and agreements, nor their enforceability nor any remedies for breaches of them shall be affected by any knowledge of a party regardless of when or how such party acquired such knowledge.

         5.       Miscellaneous.

                           (a)      Good Faith Efforts; Further Assurances;
Cooperation. The parties shall in good faith undertake to perform their obligations in this Agreement, to satisfy all conditions and to cause the transactions contemplated in this Agreement to be carried out promptly in accordance with the terms of this Agreement. Upon the execution of this Agreement and thereafter, each party shall do such things as may be reasonably requested by the other in order more effectively to consummate or document the transactions contemplated by this Agreement. The parties shall cooperate with each other and their respective counsel, accountants or representatives in connection with any actions required to be taken as part of their respective rights and obligations under this Agreement.

                           (b)      Notices. Each notice, communication and
delivery under this Agreement (i) shall be made in writing signed by the party making the same, (ii) shall specify the section of this Agreement pursuant to which it is given, (iii) shall be given either in person or by a nationally recognized next business day delivery service or by facsimile, and (iv) if not given in person, shall be given to a party at the address set forth below such party's signature (or at such other address as a party may furnish to the other party to this Agreement pursuant to this Section 5(b)). If notice is given pursuant to this Section 5(b) of a permitted successor or assign of a party, then notice shall also thereafter be given as set forth above to such successor or assign of such party.

                           (c)      Assignment. No assignment or transfer of
either parties respective rights and obligations under this Agreement shall be made by merger or other operation of law, and any such attempted assignment shall be null and void. This Agreement is binding upon the parties and their successors and assigns and inures to the benefit of the parties and their permitted successors and assigns and, when appropriate to effect the binding nature of this Agreement for the benefit of the other parties, of any other successor or assign.

                           (d)      Severability. Any determination by any court
of competent jurisdiction of the invalidity of any provision of this Agreement that is not essential for accomplishing its purposes shall not affect the validity of any other provision of this Agreement, which shall remain in full force and effect and which shall be construed as to be valid under applicable law.

                           (e)      Controlling Law; Integration; Amendment;
Waiver. This Agreement is governed by, and shall be construed and enforced in accordance with, the laws of the State of Georgia (except the laws of that state that would render such choice of laws ineffective). This Agreement supersedes all prior negotiations, agreements and understandings between the parties as to its subject matter, constitutes the entire agreement between the parties as to its subject matter and may not be altered or amended except in writing signed by the parties. The failure of any party at any time or times to require performance of any provision of this Agreement shall in no manner affect the right to enforce the same; and no waiver by any party of any provision or of a breach of any provision of this Agreement, whether by conduct or otherwise, in any one of more instances shall be deemed or construed either as a further or continuing waiver of any such provision or breach or as a waiver of any other provision or of a breach of any other provision of this Agreement.

                           (f)

                           (g) Confidentiality. Each of the parties hereto shall
keep confidential and shall not disclose to any other person any discussions, agreements and information with respect to or concerning the transactions described herein, except for disclosures made to its or his employees, agents and advisors on a need-to-know basis. Further, the foregoing restrictions shall not apply to information that has entered the public domain other than by an unauthorized disclosure by either party or any of their affiliates, or any information required to be disclosed by a governmental authority or judicial process.

                           (h)      Counterparts. This Agreement may be executed
in two or more copies, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or its terms to produce or account for more than one of such copies.


                (i) [Signatures commence on the following page]

         DULY EXECUTED and delivered by Purchaser and Seller on June 20, 2002.


PURCHASER:                             /s/ Donny R. Jackson
----------                             -----------------------------------------
                                       Donny R. Jackson


                                       Address:

                                       3531 Mansions Parkway
                                       Duluth, GA  30096
                                       Phone:  770-446-7912



SELLER:                                INDEPENDENT BANKERS FINANCIAL
-------
                                       CORPORATION

                                       By:  /s/ James R. McLemore
                                            ------------------------------------
                                            James R. McLemore
                                            Executive Vice President and Chief
                                            Financial Officer


                                       Address:
                                       350 Phelps Court
                                       Irving, Texas 75038
                                       Phone: (972) 650-6530
                                       Fax Number: (972) 650-6530

                                    * * * * *